

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2017

Nancy Simonian
President and Chief Executive Officer
Syros Pharmaceuticals, Inc.
620 Memorial Drive, Suite 300
Cambridge, Massachusetts 02139

>   **Re: Syros Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 20, 2017**
>   **File No. 333-219369**

Dear Dr. Simonian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Cynthia Mazareas, Esq.